Exhibit 99.1

PRESS RELEASE

Friday 10 March 2023 – 07.30 a.m. CET

INDEPENDENT PROXY ADVISOR GLASS

LEWIS SUPPORTS ALL OF THE VOTING

RECOMMENDATIONS OF EURONAV’S

SUPERVISORY BOARD

ANTWERP, Belgium, 10 March, 2023 – Euronav NV (“EURN” or “Euronav”) (NYSE: EURN & Euronext: EURN) today announced that independent proxy advisor Glass Lewis & Co. (“Glass Lewis”) has recommended that the company’s shareholders vote IN LINE with the Euronav Supervisory Board’s recommendations at the Special General Meeting to be held on 23 March 2023.

The recommendation from Glass Lewis endorses the Euronav Supervisory Board’s decision to adapt its composition to reflect the current shareholding structure of Euronav, in line with the Supervisory Board’s commitment to the highest standards of governance.

Commenting on the Glass Lewis report, Euronav’s Supervisory Board said: “We appreciate the support of Glass Lewis in backing the Supervisory Board’s position to maintain the current independent Supervisory Board while adapting its composition to increase shareholder representation.”

Both leading independent proxy advisory firms – Glass Lewis and ISS – have now recommended that shareholders SUPPORT ALL the Supervisory Board’s voting recommendations.

In its report, Glass Lewis states: “It is worth emphasizing CMB’s materials continue to remain very light on detail, with no substantive, analytically critical operational, financial or governance commentary, and only broadly framed strategic and operational signposts indicating its intentions for the Company in the event its current effort to heavily reshuffle the board is successful.” It adds that “[CMB] has offered unaffiliated Euronav investors very little cause to endorse the landslide change sought here.”

In reaching its conclusion to support the Euronav Supervisory Board’s recommendations, Glass Lewis further notes that “Euronav has indeed extended what we believe to be an entirely reasonable olive branch […] we believe the board’s promoted position represents a balanced resolution which does not confer disproportionate influence or implicitly reduce the range of key strategic alternatives likely to be considered going forward.”

PRESS RELEASE

Friday 10 March 2023 – 07.30 a.m. CET

Euronav’s Supervisory Board strongly reiterates the following voting guidance for the upcoming special general shareholders’ meeting to:

CMB’s Resolution		Euronav Supervisory Board’s Recommendation		Glass Lewis Recommendation
1	Dismissal of members of the Supervisory Board
1.1	Termination of Mrs. Anne-Hélène Monsellato’s mandate	AGAINST	Euronav has appropriate Supervisory Board to oversee the Company’s strategy	AGAINST
1.2	Termination of Dr. Grace Reksten Skaugen’s mandate	AGAINST		AGAINST
1.3	Termination of Mr. Steven Smith’s mandate	AGAINST		AGAINST
1.4	Termination of Dr. Anita Odedra’s mandate	AGAINST		AGAINST
1.5	Termination of Mr. Carl Trowell’s mandate	AGAINST		AGAINST

2	Appointment of members of the Supervisory Board
2.1	Appointment of Mr. Marc Saverys (as representative of CMB)	FOR	Proportionate representation in the boardroom	FOR
2.2	Appointment of Mr. Patrick De Brabandere (as representative of CMB)	FOR		FOR
2.3	Appointment of Mrs. Julie De Nul (non-independent candidate)	AGAINST	Not meeting independence criteria and candidates not additive to Euronav’s diverse and experienced Supervisory Board	AGAINST
2.4	Appointment of Mrs. Catharina Scheers (non-independent candidate)	AGAINST		AGAINST
2.5	Appointment of Mr. Patrick Molis (non-independent candidate)	AGAINST		AGAINST

3	Proxy for administrative formalities	FOR		FOR

Famatown’s Resolution		Euronav Supervisory Board’s Recommendation		Glass Lewis Recommendation
4	Appointment of members of the Supervisory Board
4.1	Appointment of Mr. John Fredriksen (as representative of Famatown)	FOR	Proportionate representation in the boardroom	FOR

4.2	Appointment of Mr. Cato H. Stonex (as representative of Famatown)	FOR		FOR

In view of the record date of Thursday 09 March 2023, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Wednesday 08 March 2023 at 8.00 a.m. (Belgian time) until Friday 10 March 2023 at 8.00 a.m. (Belgian time) (“Freeze Period”).

Further information related to the special general shareholders’ meeting on 23 March 2023, including a revised proxy form and voting instructions are available on the company’s website at https://www.euronav.com/en/investors/legal-information/agm/2023/. The practical formalities for participation in this meeting are described in the revised convening notice.

PRESS RELEASE

Friday 10 March 2023 – 07.30 a.m. CET

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Contact:

Brian Gallagher – Head of IR, Research and Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Special General meeting: Thursday 23 March 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with further one under construction), 21 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel vales, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and

PRESS RELEASE

Friday 10 March 2023 – 07.30 a.m. CET

insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.